Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended September 30, 2005

(In millions, except ratio)

Earnings
Earnings before income taxes	$1,823
Interest expense	277
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(19)
Portion of rents representative of an interest factor	37
Amortization of debt premium and discount, net	(3)

Adjusted earnings before income taxes	$2,115

Fixed Charges
Interest expense	$277
Portion of rents representative of an interest factor	37
Amortization of debt premium and discount, net	(3)
Capitalized interest	—

Total fixed charges	$311

Ratio of Earnings to Fixed Charges	6.8